

May 3, 2011

Via Facsimile
Forbes I.J. Alexander
Chief Financial Officer
Jabil Circuit, Inc.
10560 Dr. Martin Luther King, Jr. Street North
St. Petersburg, FL 33716

>   **Re: Jabil Circuit, Inc.**
>   **Form 10-K for the Fiscal Year Ended August 31, 2010**
>   **Filed October 21, 2010**
>   **Form 10-Q for the Quarterly Period Ended February 28, 2011**
>   **Filed April 8, 2011**
>   **Form 8-K filed December 20, 2010**
>   **File No. 001-14063**

Dear Mr. Alexander:

We have reviewed your letter dated March 30, 2011 in connection with the above-referenced filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 17, 2011.

Form 10-K for the Fiscal Year Ended August 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 55

1.   We note your response to prior comment 2. While we note that you intend to permanently reinvest such funds outside of the U.S. and that these funds are not considered a main source of liquidity for funding U.S. operations, we continue to believe you should consider providing enhanced liquidity to disclose the amount of cash held by

foreign subsidiaries that would be subject to the potential tax impact associated with the repatriation of undistributed earnings on foreign subsidiaries. In this respect, this disclosure would illustrate that some cash is presently not available to fund domestic operations such as the payment of dividends, corporate expenditures or acquisitions without paying a significant amount of taxes upon their repatriation. As part of your response, please quantify the amount of cash and cash equivalents held in foreign subsidiaries to which you intend to permanently reinvest earnings.

Form 10-Q for the Quarterly Period Ended February 28, 2011

Note 13. Loss on Disposal of Subsidiaries

b. French and Italian Subsidiaries, page 24

2.   We note your response to prior comment 4 and note that your accounting is unclear. Please provide us with the journal entries recorded 1) to write-off the various receivables, including the working capital loan, prior to the acquisition and 2) to record the reacquisition of the subsidiaries. These journal entries should be reconciled to the amounts that you have disclosed in your Form 10-Q related to this transaction. Your response should also address your accounting for the settlement of preexisting receivables. Please refer to any relevant authoritative guidance that supports your accounting.

Form 8-K filed December 20, 2010

Exhibit 99.1

3.   We note your response to prior comment 6 and the additional disclosures provided in the Form 8-K filed March 22, 2011. In future filings, please also disclose "return on invested capital" which would appear to be the most comparable measure calculated under GAAP.

        You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

                                        Sincerely,

                                        /s/ Patrick Gilmore

                                        Patrick Gilmore
                                        Accounting Branch Chief